SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: January 28, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Company Split of Subsidiary in Accordance with Restructuring of Group Business.

1-7-1 Konan, Minato-ku
Tokyo 108-0075

January 28, 2011

Announcement of Company Split of Subsidiary
in Accordance with Restructuring of Group Business

Sony Corporation (“Sony”) today announced that, as of April 1, 2011, it plans to succeed to all rights and obligations relating to the business conducted by the real estate business unit of Sony Finance International Inc. (“SFI”), by absorption-type company split, as set forth below.

1.	Purpose of the company split

As part of the organizational restructuring within the Sony Group, Sony aims to more efficiently operate its business through integration of some portions of the property management businesses of Sony and SFI.

2.	Summary of the company split

(1)	Schedule of the company split
Approval by the representative
corporate executive officer	January 28, 2011
    Execution of company split agreement             January 28, 2011
        Effective date of company split                         April 1, 2011 (scheduled)

*
Sony and SFI will perform the contemplated company split without obtaining approval of the company split agreement by its shareholders, pursuant to the provisions of the small-scale company split set forth in Paragraph 3 of Article 796 and the summary form company split set forth in Paragraph 1 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

Sony will succeed to all rights and obligations relating to the business conducted by the real estate business unit of SFI by absorption-type company split between Sony (as successor company) and SFI (as splitting company).

(3)	Details of the allotment upon the company split

Because Sony owns all shares of SFI, there will be no issuance of new shares or cash payment upon the company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

SFI has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

Sony, as successor company, will succeed to all rights and obligations, including assets and liabilities, relating to the business conducted by the real estate business unit of SFI.

(7)	Expectation on the performance capabilities of each party’s obligations

The contemplated company split will have no material impact on the performance capabilities for either party’s obligations which are due after the effective date of the contemplated company split.

3.	Summary of parties (numbers shown below are as of March 31, 2010 or for the fiscal year ended March 31, 2010)

Trade name	Sony Corporation (Successor Company)	Sony Finance International Inc. (Splitting Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Credit card business, e-commerce settlement operation, collection agency operation, property management/leasing business, and other related operations
Date of incorporation	May 7, 1946	August 16, 1976
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo	1-1, Minamiaoyama 1-chome, Minato-ku, Tokyo
Title and name of Representative	Howard Stringer Representative Corporate Executive Officer	Tetsuji Miyaji Representative Director
Stated capital	¥ 630,821 million	¥ 4,867 million
Number of shares issued	1,004,571,464 shares	19,143,000 shares
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratios
1     Moxley and Company              9.58%

2     Japan Trustee Services Bank, Ltd. (Trust Account)   6.21%

3     The Master Trust Bank of Japan, Ltd. (Trust Account) 4.96%

4     State Street Bank and Trust Company       2.03%

5     Japan Trustee Services Bank, Ltd. (Trust Account 9)     1.58%
Sony Corporation 100%

Net assets	¥ 3,285,555 million (consolidated)	¥ 11, 219 million (non-consolidated)
Total assets	¥ 12,866,114 million (consolidated)	¥ 162,421 million (non-consolidated)
Net assets per share	¥ 2,955.47 (consolidated)	¥ 586.06 (non-consolidated)
Net sales	¥ 7,213,998 million (consolidated)	¥ 52,633 million (non-consolidated)
Operating income (loss)	¥ 31,772 million (consolidated)	¥ (2,677 million) (non-consolidated)
Ordinary income (loss)	¥ 26,912 million (consolidated) (Note)	¥ (2,616 million) (non-consolidated)
Net income (loss)	¥ (40,802 million) (consolidated)	¥ (5,758 million) (non-consolidated)
Net income (loss) per share	¥ (40.66) (consolidated)	¥ (300.80) (non-consolidated)

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, income (loss) before income taxes is stated in place of ordinary income (loss).

4.	Summary of business unit subject to the company split

(1)	Summary of business subject to the company split

Business conducted by the real estate business unit of SFI.

(2)	Performance results of business unit subject to the company split for the fiscal year ended March 31, 2010

Net sales:                                ¥ 4,323 million

(3)               Items and amounts of assets and liabilities to be succeeded upon the company split

(as of December 31, 2010)
Assets		Liabilities
Item	Amount	Item	Amount
Current asset	¥1,389 million	Current liability	¥225 million
Fixed asset	¥17,223 million	Fixed liability	¥18,152 million
Total	¥18,612 million	Total	¥18,377 million

5.	Circumstances after the company split

There will be no change in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business subject to the company split), the stated capital or fiscal year-end of either Sony or SFI upon the contemplated company split.

6.	Outlook

No material impact on Sony's consolidated financial results is anticipated as a result of the contemplated company split.